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PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Names Richard L. McAdoo as Interim Chairman

DALLAS – June 30, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that its Board of Directors has elected Richard L. McAdoo, its President & CEO, to serve as its interim Chairman   until the Company’s next annual meeting of shareholders. He succeeds Gary R. Schell, who passed away unexpectedly earlier this week.

“We were very saddened to lose Gary, who made so many important contributions to the Company, and extend to his wife and family our deepest sympathies,” said McAdoo.

The Board also appointed James D. Eger, its Vice President and Chief Information Officer, as Secretary, replacing Mr. Schell in that capacity.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling more than three million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com .